EMERGING MEDIA HOLDINGS, INC.
1809 East Broadway Street, Suite 175
Oviedo, Florida 32765

June 22, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Emerging Media Holdings, Inc.
SEC Comment Letter dated April 1, 2011
Form 8-K
Filed February 16, 2011
File No. 000-52408

Dear Sir/Madam:

This letter provides the responses of Emerging Media Holdings, Inc. (the “Company”) to the Commission’s Comment Letter, dated April 1, 2011.

With the filing of this correspondence, the Company has also filed an amendment (the “Amended 8-K”) to its Current Report on Form 8-K filed February 16, 2011, and an amended Information Statement on Schedule 14C (the “PRER 14C”).  The PRER 14C provides for the 1-for-10 reverse split provided for in the original PRE 14C filing, as well as an increase in the number of shares of authorized common stock.  Management views the additional authorized common stock as providing management more flexibility in raising additional capital and possibly expanding the operations of the Company through acquisitions.  There are no plans, commitments, agreements or understandings at this time regarding issuances of additional shares of common stock.

Form 8-K filed on February 16, 2011
General

1.
Business Purpose and History of MMC Transaction. As background on the proposed transaction with Men’s Medical Corporation, a Florida corporation (“MMC”), we had entered into an Exchange Agreement (the “Exchange Agreement”), dated as of January 1, 2011, between the Company and MMC on February 10, 2011. In exchange for all of the outstanding shares of capital stock of MMC which were owned by Saddleworth Ventures, LLC, in turn owned by Chris Smith, we had agreed to issue to Mr. Smith 1,000 shares of a Series A Convertible Preferred Stock (the “Series A Preferred Stock”) of a class of preferred stock to be to be authorized.  The Series A Preferred Stock would have been convertible into and voted as 25,000,000 shares of common stock, which would have effectively given control of our company to Chris Smith.  Mr. Smith served as President and Chief Executive Officer, and a director, of the Company in the period February 10 to May 31, 2011. On February 16, 2011, we filed a Preliminary Information Statement on Schedule 14C with the Securities and Exchange Commission for the authorization of the class of Preferred Stock and for a 1-for-10 reverse split of our outstanding common stock.

On February 2, 2011, the Company entered into an Asset Purchase Agreement with the Company's major shareholder.  The Agreement provided for the sale to this shareholder of the Company's following subsidiaries: IM Media Alianta SRL, SA Analytic Media Group and ICS Alkazar Media Services SRL, which included the Company's TV7 television channel.  The Company received 4,800,000 shares of its common stock, valued at approximately $1,800,000, in exchange for the sale of these subsidiaries and recognized a loss of $2,870,245 in its financial statements for the period ended March 31, 2011, with regard to this transaction. The shares of common stock received by the Company in this transaction are held as treasury stock.

On May 31, 2011, our Board of Directors agreed with Chris Smith and MMC, effective immediately, to terminate the Exchange Agreement and to void any rights of the stockholders of MMC to the 1,000 shares of Series A Preferred Stock which were to have been authorized for and issued in the exchange. On May 31, 2011, in connection with the termination of the Exchange Agreement, Mr. Smith also resigned as President and Chief Executive Officer and as a Director of the Company, effective immediately, and Iurie Bordian, the sole remaining director, was elected the Chief Executive Officer of the Company.

Both parties to the transaction had concluded it was not in their best interests to proceed with closing the transaction, one primary reason being that MMC was unable to provide audited financial statements required for filing with the Commission. Pursuant to Section 1.12 of the Exchange Agreement[filed as Exhibit 10.8 to the Company’s Annual Report on Form 10-K, filed March 31, 2011], MMC was required to furnish financial statement schedules, together with a written assurance of presenting the GAAP standard audit within 75 days after closing under the Exchange Agreement. This audit was not delivered as agreed. In that the transaction under the Exchange Agreement was terminated prior to completion of closing, the transaction between the Company and MMC is not reflected in the Company’s financial statements for the quarterly period ended March 31, 2011, included in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2011, filed June 20, 2011 (the “March 31, 2011 10-Q”), and had no effect on the Company’s results of operations or financial position for or as of the end of that period.

2.	Hart Capital Management. The Company received the following explanation from MMC in response to the Commission’s Comment #2:

The SEC comment letter was sent to Fax 407 645-1704, which is a home fax number, which the family has had for over a decade. Chris Smith did not have a fax number and asked Christian Tedrow, who was helping on Men's IR, if Christian had a fax number so that a comment letter from the SEC could be received.  Christian gave the home fax number.
Christian is no longer associated with, or helping with IR for Men's nor did he receive any compensation.

When Hart Capital Management was formed by Tyler, he did not have a fax number and used 407 645 1704.  He since has gotten a different one.  It is no longer used by Hart, which is inactive as a company.  Hart Capital never worked with, had a contract with, or received compensation from Men's Medical.

The Company believes that any further disclosures in its Exchange Act filings concerning MMC’s business would not be appropriate, in that the transaction with MMC did not close and has been terminated.  See response to Comment #1 above. Hart Capital Management has no role in the operations of the Company.

3.
MMC Press Releases. The material agreements to which the Company was a party with MMC were filed as Exhibits 10.8 and 10.9 to the Company’s Annual Report on Form 10-K, filed March 31, 2011. The Company believes that any further disclosures in its Exchange Act filings concerning MMC’s business would not be appropriate, in that the transaction with MMC did not close and has been terminated.  See response to Comment #1 above.

Item 3.02

4.
Sales of Unregistered Securities Item. In the Amended 8-K, a revised Item 3.02 discloses that the Class A Preferred Shares were not in fact issued as such shares were of a Class of Preferred Stock yet to be authorized.

5.
Media Top Prim Acquisition.  Similarly to the terminated acquisition of MMC, Media Top Prim was initially agreed to be acquired by the  issuance of 1,000,000 shares of preferred stock of a class to be authorized.  Subsequently, the agreement was amended to provide for issuance of 1,000,000 shares of common stock, in lieu of the preferred stock.  As disclosed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Liquidity and Capital Resources”, in the Company’s 2010 Annual Report on Form 10-K:

On May 2, 2008, the Company acquired the common stock of “TNT-Bravo” channel (ICS “Media Top Prim” SRL), the exclusive operator in Moldova of Russian channel TNT programs owned by Gazprom Media, a wholly-owned subsidiary of the GazProm Corporation.  The acquisition was valued at $4.0 million and the Company issued 1 million shares of common stock to complete the acquisition. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the results of operations of ICS “Media Top Prim” SRL are included in the Company’s consolidated financial statements from May 2, 2008.

6.
Consideration for Sale of Subsidiaries. The consideration for the sale of the three subsidiaries to Chiril Luchinsky is disclosed in the Amended 8-K. The consideration was approximately $1,800,000, as disclosed in Footnote 5 to the March 31, 2011 10-Q.

7.
Description of Business. The Amended 8-K contains a brief description of the Company’s media business as it will continue following the sale of three of the media subsidiaries to a stockholder of the Company. The media business has been described in the Company’s filings under the Exchange Act since 2007.

8.	Pro Forma Financial Information. The pro forma financial information requested by this comment is included in the Amended 8-K.

PRE 14C filed March 11, 2011

9.
Information Regarding MMC. The Company believes that any further disclosures in its Exchange Act filings concerning the acquisition of MMC or MMC’s business would not be appropriate, in that the transaction with MMC did not close and has been terminated.  See response to Comment #1 above.

10.	Copy of Certificate. A copy of the cancelled certificate is attached, which certificate represented shares of a class of preferred stock that had not been authorized.

11.	Disclosures re Reverse Stock Split. The requested disclosures concerning the reverse stock split have been included in the PRER 14C.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

EMERGING MEDIA HOLDINGS, INC.

By: /s/ Iurie Bordian
Iurie Bordian
Chief Executive Officer

[CANCELLED]

SCHEDULE 3.01

CLASS A PREFERRED STOCK CERTELFCATE
OF
EMERGING MEDIA HOLDINGS, INC

Par value $0 001	1 Share

THIS CERTIFIES THAT

Saddleworth Ventures, LLC

Is The Owner Of

1,000

Fully Paid and Non-Assessable Shares of the Class A Preferred Stock
Par Value $0.001 Each Of

EMERGING MEDIA HOLDINGS, INC

Transferable On The Books Of The Corporation In Person Or By Duly Authorized Attorney
Upon Surrender Of This Certificate Properly Endorsed This Certificate Is Valid Upon
Execution By The Appropriate Corporate Officers
Witness The Facsimile Seal Of The Corporation And The Signatures Of Its Duly Authorized
Officers

President	Secretary

The terms and privileges of the Class A Preferred Stock are set forth on the pages attached hereto and in the Corporate Minutes of the Corporation

Corporate Seal

PREFERENCE TERMS OF THE CLASS PREFERRED STOCK OF EMERGING MEDIA HOLDINGS, INC.
A. Preferences on Liquidation

(1) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation, the holders of shares of the Series A Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment shall be made in respect of the corporation's common stock, an amount equal to ten dollars ($10.00) per share After setting apart or paying in full the preferential amounts due the holders of the Series A Preferred Stock, the remaining assets of the corporation available for distribution to stockholders, if any, shall be distributed exclusively to the holders of common stock, each such issued and outstanding share of common stock entitling the holder thereof to receive an equal proportion of said remaining assets. If upon liquidation, dissolution, or winding up of the corporation, the assets of the corporation available for distribution to its shareholders shall be insufficient to pay the holders of the Series A Preferred Stock the full amounts to which they respectively shall he entitled, the holders of the Series A Preferred Stock shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full . The merger or consolidation of the corporation into or with another corporation in which this corporation shall not survive and the shareholders of this corporation shall own less then 50 percent of the voting securities of the surviving corporation or the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the corporation shall be deemed to be a liquidation, dissolution or winding up of the corporation as those terms as used in this paragraph A.

(2) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation, the corporation shall, within ten (10) days after the date the Board of Directors approves such action, or within twenty (20) days prior to any shareholder's meeting called to approve such action, or within twenty (20) days after the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series A Preferred Stock initial written notice of the proposed action. Such initial written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of shares of Series A Preferred Stock upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the corporation shall promptly give written notice to each holder of shares of series A Preferred Stock of such material change.

The corporation shall not consummate any voluntary or involuntary liquidation, dissolution, or winding up of the corporation before the expiration of thirty (30) days after the mailing of the initial notice or ten (10) days after the mailing of any subsequent written notice, whichever is later; provided that any such thirty-day or ten-day period may be shortened upon the written consent of the holders of all of the outstanding shares of Series A Preferred Stock.

(3) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation which will involve the distribution of assets other than cash, the corporation shall promptly engage competent independent appraisers to determine the value of the assets to be distributed to the holders of shares of Series A Preferred Stock and the holders of' shares of common stock (it being understood that with respect to the valuation of securities, the corporation shall engage such appraiser as shall be approved by the holders of a majority of shares of the carpal ation's outstanding Series A Preferred Stock) The corporation shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Series A Preferred Stock of the appraiser's valuation.

B. Negative Covenants

The corporation will not, by amendment of its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms or be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against impairment.

C. Conversion

Each share of the Class A Preferred Stock may be converted at any time after issuance into 25,000 shares of the Corporation's Common Stock ("Conversion Shares") by paying the par value of each common share to the Corporation. The Conversion shall be subject to any reverse splits of the common stock but shall be given the benefit of any forward stock splits, stock dividends and other rights given to holders of the common stock of the Corporation..

D. Voting Rights

Each share of the Class A Preferred Stock shall have the same voting rights as 25,000 shares of common stock at any and all meetings of the shareholders of the Corporation.